FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                            Report of Foreign Issuer
                 For the period of July 05, 2006 to August 07, 2006

                                  VERNALIS PLC

                                  Oakdene Court
                                613 Reading Road
                                    Winnersh
                                   Wokingham
                               Berkshire RG41 5UA


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________





Enclosures:

1.  News release dated July 05, 2006 announcing Holding(s) in Company
2.  News release dated July 19, 2006 announcing sNDA for Frova
3.  News release dated July 28, 2006 announcing Additional Listing
4.  News release dated August 03, 2006 announcing Phase IIa Trial of V3381
5.  News release dated August 03, 2006 announcing Holding(s) in Company

Enclosure No. 1

                                   SCHEDULE 10

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Vernalis plc

2. Name of shareholder having a major interest

AMVESCAP PLC

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Notification is in respect of non-beneficial interest

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Vidacos Nominees Ltd                                        66,617,794
HSBC Nominees Limited                                          399,540
Chase Nominees Limited                                       4,056,174
Northern Trust Nominees Limited                              1,205,803
Bank of Ireland (Dublin) Nominees Limited                      873,056
State Street London                                         14,104,368

5. Number of shares / amount of stock acquired

48,982

6. Percentage of issued class

0.016%

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

N/A

9. Class of security

Ordinary 5p shares

10. Date of transaction

4th July 2006

11. Date company informed

Notification received on 5th July 2006

12. Total holding following this notification

87,256,735 shares

13. Total percentage holding of issued class following this notification

28.02% (based on issued share capital of 311,463,549 Ordinary 5p shares)

14. Any additional information

Notification given by AMVESCAP PLC as agent for the ICVC. Notification states that the INVESCO Perpetual UK Investment Series (UK ICVC) holding is 57,302,266 (18.40%) registered in the name of Vidacos Nominees Limited

15. Name of contact and telephone number for queries

Tony Weir, Chief Financial Officer, 0118 977 3133

16. Name and signature of authorised company official responsible for making this notification

Tony Weir, Chief Financial Officer

Date of notification

5th July 2006

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

Enclosure No. 2

For Immediate Release

                 ENDO PHARMACEUTICALS AND VERNALIS PLC ANNOUNCE
                THE FILING OF THE SUPPLEMENTAL NDA FOR FROVA(R)
                FOR SHORT-TERM PREVENTION OF MENSTRUAL MIGRAINE

CHADDS FORD, Pa., and WINNERSH, U.K., July 19, 2006 - Endo Pharmaceuticals Holdings Inc. (Nasdaq: ENDP) and Vernalis plc (LSE: VER, Nasdaq: VNLS) today announced that Endo has submitted to the U.S. Food and Drug Administration (FDA) a supplemental New Drug Application (sNDA) for Frova(R) (frovatriptan succinate)
2.5 mg tablets for the short-term (six days per month) prevention of menstrual migraine (MM). This submission contains data from previously reported pivotal Phase III studies that met their primary efficacy endpoints of reduction in incidence in MM.

If the sNDA is approved by the FDA, Frova(R) will be the only triptan indicated in the U.S. for the prevention of MM. Currently, Frova(R) is FDA-approved for the acute treatment of migraine attacks with or without aura in adults where a clear diagnosis of migraine has been established.

Approximately 21 million American women suffer from migraines. Of these female migraineurs, approximately 60 percent, or 12 million women, are estimated to suffer from menstrual migraines, a condition which can have a serious and debilitating impact. Compared to non-menstrual migraines, menstrual migraines can be more severe and are reported to be longer in duration, often lasting up to three days.

"Doctors and patients need to understand that menstrual migraine differs from other kinds of migraines. These differences need to be taken into consideration in order for the condition to be treated appropriately," said
Stephen Silberstein, M.D., professor of neurology at the Jefferson Medical College of Thomas Jefferson University, director of the Jefferson Headache Center and lead investigator of the initial efficacy study of Frova(R) for the short-term prevention of menstrual migraine. "The predictable nature of menstrual migraine supports the future use of preventative therapy for this disabling condition."

"Menstrual migraines disrupt the lives of millions of women, but currently no triptan is approved to prevent them," said Peter A. Lankau, president and chief executive officer of Endo, which markets Frova(R) in the U.S. "If approved, Frova(R) would provide a novel treatment approach to address this unmet medical need. We are pleased to be submitting this sNDA for Frova(R) to the FDA and will work closely with the Agency throughout the review process."

Simon Sturge, chief executive officer of Vernalis, stated "The data confirm the potential of Frova(R) for the prevention of menstrual migraine. Short-term prevention could be a major benefit for women who do not respond well to acute treatment. We continue to be impressed by the therapeutic potential of Frova(R)."

The sNDA for Frova(R) is supported by data from four studies, including two Phase III studies examining the efficacy and safety of once- and twice-daily dose regimens of Frova(R) in the short-term prevention of MM, a pharmacokinetics and tolerability study of once- and twice-daily dosing of Frova(R), and a 12-month open-label safety study evaluating a six-day dosing regimen of Frova(R) in 525 women.

Important Information about Frova(R)

Frova(R) was approved by the FDA on November 8, 2001 for the acute treatment of migraine attacks with or without aura (subjective symptoms at the onset of a migraine headache) in adults. Frova(R) is generally well tolerated, with a side-effect profile that is typical of the triptan class of drugs. Frova(R) is indicated for the acute treatment of migraine attacks with or without aura in adults where a clear diagnosis of migraine has been established. Frova(R) is not intended for the prophylactic therapy of migraine or for use in the management of hemiplegic or basilar migraine. The safety and effectiveness of Frova(R) have not been established for cluster headache, which is present in an older, predominantly male population.

Frova(R) should not be given to patients with cerebrovascular syndromes, peripheral vascular disease, uncontrolled hypertension, ischemic heart disease, or to patients who have symptoms or findings consistent with ischemic heart disease, coronary artery vasospasm, including Prinzmetal's variant angina or other significant underlying cardiovascular disease. Frova(R) should not be given to patients within whom unrecognized coronary artery disease is predicted by the presence of risk factors without a prior cardiovascular evaluation.
The most common adverse events (4%) include dizziness, fatigue, paresthesia, flushing, and headache.

The FDA-approved dosing for Frova(R) is one 2.5 mg tablet up to three times within a 24-hour period. Frova(R) is not currently approved by the FDA for any indications other than for the treatment of acute migraine headaches, and its safety and efficacy in other indications have not been established.
Frova(R) is licensed for this indication in the US. For other countries, check local prescribing information. Not necessarily licensed for this indication outside the US. Not for release in the UK.

About Menstrual Migraine

Menstrual Migraine (MM) can have a serious impact on women's lives because they last longer than non-menstrual migraines, tend to be associated with severe pain and come back more often. Patients with MM may suffer from migraines at any time, although their migraine is frequently linked to their menstrual cycle. Over 60 percent of migraines in women are associated with menstruation.



About Endo
Endo Pharmaceuticals Holdings Inc. is a fully integrated specialty pharmaceutical company with market leadership in pain management products. Through its Endo Pharmaceuticals Inc. subsidiary, the company researches, develops, produces and markets a broad product offering of both branded and generic pharmaceuticals, meeting the needs of healthcare professionals and consumers alike. More information, including this and past press releases of Endo Pharmaceuticals Holdings Inc., is available online at www.endo.com.

About Vernalis
Vernalis is a speciality bio-pharmaceutical company focused on products marketed to specialist neurologists. The company has two marketed products, Frova(R) and Apokyn(R), and a development pipeline focused on neurology and central nervous system disorders. The company has seven products in clinical development and collaborations with leading, global pharmaceutical companies including Novartis, Biogen Idec and Serono. Vernalis has established a US commercial operation to promote Apokyn(R) and co-promote Frova(R) alongside its North American licensing partner, Endo Pharmaceuticals, propelling the company towards its goal of becoming a sustainable, self-funding, R&D-driven, speciality bio-pharmaceutical company. For further information about Vernalis, please visit www.vernalis.com.



                                   -- ends --

Enquiries:


Endo Pharmaceuticals Inc.                                 +1-610-558-9800
Bill Newbould, Vice President, Corporate Communications

Vernalis plc                                              +44 (0) 118 977 3133
Simon Sturge, Chief Executive Officer
John Hutchison, Development Director
Julia Wilson, Head of Corporate Communication

GCI Group                                                 +1-212-537-8297
Katie Hogan

Brunswick Group                                           +44 (0) 20 7404 5959
Jon Coles
Justine McIlroy




Endo Forward-Looking Statement

This press release contains forward-looking statements, within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, as amended, that are based on management's beliefs and assumptions, current expectations, estimates and projections. Statements that are not historical facts, including statements which are preceded by, followed by, or that include, the words "believes," "anticipates," "plans," "expects" or similar expressions and statements are forward-looking statements. Endo's estimated or anticipated future results, product performance or other non-historical facts are forward-looking and reflect Endo's current perspective on existing trends and information. Many of the factors that will determine the Company's future results are beyond the ability of the Company to control or predict. These statements are subject to risks and uncertainties and, therefore, actual results may differ materially from those expressed or implied by these forward-looking statements. The reader should not rely on any forward-looking statement. The Company undertakes no obligation to update any forward-looking statements whether as a result of new information, future events or otherwise. Several important factors, in addition to the specific factors discussed in connection with these forward-looking statements individually, could affect the future results of Endo and could cause those results to differ materially from those expressed in the forward-looking statements contained in this press release. Important factors that may affect future results include, but are not limited to: market acceptance of the Company's products and the impact of competitive products and pricing; dependence on sole source suppliers; the success of the Company's product development activities and the timeliness with which regulatory authorizations and product launches may be achieved; successful compliance with extensive, costly, complex and evolving governmental regulations and restrictions; the availability on commercially reasonable terms of raw materials and other third party manufactured products; exposure to product liability and other lawsuits and contingencies; dependence on third party suppliers, distributors and collaboration partners; the ability to timely and cost effectively integrate acquisitions; uncertainty associated with pre-clinical studies and clinical trials and regulatory approval; uncertainty of market acceptance of new products; the difficulty of predicting FDA approvals; risks with respect to technology and product development; the effect of competing products and prices; uncertainties regarding intellectual property protection; uncertainties as to the outcome of litigation; changes in operating results; impact of competitive products and pricing; product development; changes in laws and regulations; customer demand; possible future litigation; availability of future financing and reimbursement policies of government and private health insurers and others; and other risks and uncertainties detailed in Endo's filings with the Securities and Exchange Commission, including its Registration Statement on Form S-3 filed with the SEC on March 21, 2006. Readers should evaluate any statement in light of these important factors.



Vernalis Forward-Looking Statement

This news release may contain forward-looking statements that reflect the Company's current expectations regarding future events including the clinical development and regulatory clearance of the Company's products and including that of Frova(R) for menstrual migraine, the Company's ability to find partners for the development and commercialisation of its products, the benefits of re-acquiring Frova(R) in North America and the partnership with Endo on the Company's liquidity and results of operations, as well as the Company's future capital raising activities. Forward-looking statements involve risks and uncertainties. Actual events could differ materially from those projected herein and depend on a number of factors including the success of the Company's research strategies, the applicability of the discoveries made therein, the successful and timely completion of clinical studies, including with respect to Frova(R) and the Company's other products, the uncertainties related to the regulatory process, the ability of the Company to identify and agree beneficial terms with suitable partners for the commercialisation and/or development of Frova(R) and other products, as well as the achievement of expected synergies from such transactions, the acceptance of Frova(R) and other products by consumers and medical professionals, the successful integration of completed mergers and acquisitions and achievement of expected synergies from such transactions, and the ability of the Company to identify and consummate suitable strategic and business combination transactions.

Enclosure No.3


28 July 2006

                               Additional Listing

Vernalis plc (LSE: VER, NASDAQ: VNLS) has made application to the UK Listing Authority and to the London Stock Exchange for 1,837,271 Ordinary Shares of 5 pence each ("Shares") to be admitted to the Official List and to be admitted to trading on the London Stock Exchange's market for listed securities (together, "Admission").

The applications are being made in respect of shares issued today (subject only to Admission becoming effective) as part of the consideration for the acquisition of Ionix Pharmaceuticals Limited ("Ionix") which was completed in July 2005. These Shares represent deferred consideration for that acquisition and were subject to reduction for certain warranty or indemnity claims in the 12 months following completion of the acquisition. No such claims have been made and therefore the 1,837,271 Shares are now being allotted to Ionix shareholders. It is expected that Admission will occur at 8.00am on 1 August 2006.

                                    - ends -

Enquiries:

Vernalis plc                                            +44 (0)118 977 3133
Simon Sturge, Chief Executive
Tony Weir, Chief Financial Officer
Julia Wilson, Head of Corporate Communications

Brunswick Group                                         +44 (0)20 7404 5959
Jon Coles
Justine McIlroy

About Vernalis
Vernalis is a speciality bio-pharmaceutical company focused on products marketed to specialist neurologists. The company has two marketed products, Frova(R) and Apokyn(R), and a development pipeline focused on neurology and central nervous system disorders. The company has seven products in clinical development and collaborations with leading, global pharmaceutical companies including Novartis, Biogen Idec and Serono. Vernalis has established a US commercial operation to promote Apokyn(R) and co-promote Frova(R) alongside its North American licensing partner, Endo Pharmaceuticals, propelling the company towards its goal of becoming a sustainable, self-funding, R&D-driven, speciality bio-pharmaceutical company. For further information about Vernalis, please visit www.vernalis.com.

Vernalis Forward-Looking Statement
This news release may contain forward-looking statements that reflect the Company's current expectations regarding future events including the clinical development and regulatory clearance of the Company's products, the Company's ability to find partners for the development and commercialisation of its products, as well as the Company's future capital raising activities. Forward-looking statements involve risks and uncertainties. Actual events could differ materially from those projected herein and depend on a number of factors including the success of the Company's research strategies, the applicability of the discoveries made therein, the successful and timely completion of clinical studies, the uncertainties related to the regulatory process, the ability of the Company to identify and agree beneficial terms with suitable partners for the commercialisation and/or development of its products, as well as the achievement of expected synergies from such transactions, the acceptance of Frova(R) and Apokyn(R) and other products by consumers and medical professionals, the successful integration of completed mergers and acquisitions and achievement of expected synergies from such transactions, and the ability of the Company to identify and consummate suitable strategic and business combination transactions.

Enclosure No.4


3 August 2006

     Vernalis Starts Phase IIa Trial of V3381 in Diabetic Neuropathic Pain

Vernalis plc (LSE: VER, Nasdaq: VNLS) today announced that it has commenced enrolment into a Phase IIa trial of V3381 in patients with neuropathic pain resulting from long-standing diabetes. V3381 is the Company's novel drug candidate that is believed to have dual mechanisms of action targeting both the central and peripheral nervous systems and is a programme where Vernalis has world-wide rights.

The randomised, double-blind, crossover Phase IIa study is designed to assess safety, pharmacokinetics and preliminary efficacy of repeat dosing of V3381, with efficacy being assessed on a numerical point pain rating scale recorded using daily diaries. The trial is being conducted in the United States and Canada, will include approximately 30 patients and is planned to complete in 12 months.


V3381 was originally licensed from Chiesi and has previously undergone evaluation in pre-clinical and Phase I clinical studies, including two proof-of-concept studies in a human model of neuropathic pain.


"Neuropathic pain causes enormous suffering and we are hopeful that V3381 may ultimately prove to be an effective treatment for this challenging condition," said Simon Sturge, CEO of Vernalis. "We are building our franchise in pain management and are pleased that we have progressed V3381 to the next stage in its development."

Neuropathic pain resulting from diabetes is a poorly treated condition that affects 4 million patients in the US and Europe. According to the National Institute of Diabetes & Digestive & Kidney Diseases, approximately half of those with diabetes develop some form of neuropathy, highlighting the growing need for drug treatment in this condition. The global trends towards obesity are furthering the incidence of diabetes and hence the problem of neuropathic pain is on the increase.

                                   -- ends --

Enquiries:


Vernalis plc                                   +44 (0) 118 977 3133

Simon Sturge, Chief Executive Officer
John Hutchison, Development Director
Julia Wilson, Head of Corporate Communication

Brunswick Group                                +44 (0) 20 7404 5959
Jon Coles / Alex Tweed

Notes to Editors
Neuropathic pain is a chronic form of pain related to damage to nerves and their signalling processes, and unlike other forms of pain, is generally non-responsive to current analgesics, does not diminish over time and can increase in both intensity and area. This type of pain occurs in later stages of diabetes, post-herpetic neuralgia (shingles), side effects of chemotherapy, trigeminal (facial) neuralgia, HIV infection, spinal cord injuries and other nerve injuries (eg. amputation).

About Vernalis
Vernalis is a speciality bio-pharmaceutical company focused on products marketed to specialist neurologists. The company has two marketed products, Frova(R) and Apokyn(R), and a development pipeline focused on neurology and central nervous system disorders. The company has seven products in clinical development and collaborations with leading, global pharmaceutical companies including Novartis, Biogen Idec and Serono:


Product   Indication   Phase   Phase   Phase   Registration   Market   Marketing
                         I      II      III                            Rights

Apokyn(R) Parkinson's                                           x      North
          Disease                                                      America

Frova(R)  Migraine                                              x      US Co-promotion
                                                                       Endo (EU -
                                                                       royalties)

Frova(R)  Menstrual                                 x                  US
          Migraine                                                     Co-promotion
          Prevention                                                   Endo (EU -
                                                                       royalties)

V1512     Parkinson's            x                                     World Wide
          Disease                                                      (excl. Italy)

V10153    Thrombotic             x                                     World Wide
          Disorders

V1003     Acute Pain             x                                     US Profit
                                                                       share Option
                                                                       Reckitt Benckiser

V3381     Neuropathic            x                                     World Wide
          Pain

V2006     Parkinson's    x                                             US
          Disease                                                      Co-promotion
                                                                       Biogen
                                                                       Idec

MMPI      Multiple       x                                             None -
          Sclerosis                                                    royalty
                                                                       (Serono)


Vernalis has established a US commercial operation to promote Apokyn(R) and co-promote Frova(R) alongside its North American licensing partner, Endo Pharmaceuticals, propelling the company towards its goal of becoming a sustainable, self-funding, R&D-driven, speciality bio-pharmaceutical company. For further information about Vernalis, please visit www.vernalis.com.

Forward-Looking Statement

This news release may contain forward-looking statements that reflect the Company's current expectations regarding future events including the clinical development and regulatory clearance of the Company's products, the Company's ability to find partners for the development and commercialisation of its products, as well as the Company's future capital raising activities. Forward-looking statements involve risks and uncertainties. Actual events could differ materially from those projected herein and depend on a number of factors including the success of the Company's research strategies, the applicability of the discoveries made therein, the successful and timely completion of clinical studies, the uncertainties related to the regulatory process, the ability of the Company to identify and agree beneficial terms with suitable partners for the commercialisation and/or development of its products, as well as the achievement of expected synergies from such transactions, the acceptance of Frova(R) and Apokyn(R) and other products by consumers and medical professionals, the successful integration of completed mergers and acquisitions and achievement of expected synergies from such transactions, and the ability of the Company to identify and consummate suitable strategic and business combination transactions.

Enclosure No. 5

                                  SCHEDULE 10

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES



1. Name of company


Vernalis plc



2. Name of shareholder having a major interest


AMVESCAP PLC



3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18


Notification is in respect of non-beneficial interest



4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them


Vidacos Nominees Ltd                                                 66,690,794
HSBC Nominees Limited                                                   399,540
Chase Nominees Limited                                                4,056,174
Northern Trust Nominees Limited                                       1,205,803
Bank of Ireland (Dublin) Nominees Limited                               873,056
State Street London                                                  14,104,368



5. Number of shares / amount of stock acquired


10,246



6. Percentage of issued class


0.003%



7. Number of shares / amount of stock disposed


N/A



8. Percentage of issued class


N/A



9. Class of security


Ordinary 5p shares



10. Date of transaction


1st August 2006



11. Date company informed


Notification received on 2nd August 2006



12. Total holding following this notification


87,329,735 shares



13. Total percentage holding of issued class following this notification


27.87%  (based on issued share capital of 313,300,820 Ordinary 5p shares)



14. Any additional information


Notification given by AMVESCAP PLC as agent for the ICVC. Notification states that the INVESCO Perpetual UK Investment Series (UK ICVC) holding is 57,348,527 (18.30%) registered in the name of Vidacos Nominees Limited



15. Name of contact and telephone number for queries


Tony Weir, Chief Financial Officer, 0118 977 3133



16. Name and signature of authorised company official responsible for making this notification


Tony Weir, Chief Financial Officer



Date of notification


3rd August 2006



The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




Date: August 7, 2006                               Vernalis PLC
                                                   (Registrant)



                                                    By:______________
                                                       Tony Weir
                                                       Chief Financial Officer